Mail Stop 6010

								January 3, 2006


Paul E. Berger, M.D.
President and Chief Executive Officer
NightHawk Radiology Holdings, Inc.
250 Northwest Boulevard, Suite 202
Coeur d`Alene, Idaho 83814

	Re:	NightHawk Radiology Holdings, Inc.
		Registration Statement on Form S-1, Amendment 3
		Filed December 22, 2005
		File No. 333-128820

Dear Dr. Berger:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

NightHawk Radiology Holdings Inc. and Subsidiaries Financial
Statements

Note 1. The Company, page F-9

Recapitalization, page F-9

1. Please refer to your responses to prior comment 50 in your letter
dated November 8, 2005 and comment 18 in your letter dated
November
25, 2005. To assist us in understanding your responses and the information obtained during our conference call with Doug Barton, Deloitte & Touche National Office, San Francisco, on December 22, 2005, please address the following as it relates to your EITF 88-16 analogy:

a. Please confirm the structure of the Board of Managers for Nighthawk
Radiology Services LLC ("LLC"). Specifically state the number of seats on the Board of Managers and who appoints each Manager.

b. We note in your response to prior comment 18 that under Section
4
of the LLC Agreement a Manager can be removed from the Board for cause. Please tell us how the term "cause" is defined in the LLC
Agreement.

c. Please confirm that the voting interests of LLC reside only with the Board of Managers and that the percentage ownership of membership units is only indicative of economic interests. Additionally, please confirm that no LLC votes or decisions are made based on economic interests.

d. We note that the Managers of LLC had the authority to conduct and manage the usual, customary and ordinary course of business of the LLC subject to any exceptions or limitations provided for in the LLC Agreement. Please identify the exceptions and limitations specified in the LLC Agreement. Please explain to us why these exceptions and limitations do not, in your analogy to EITF 88-16, represent a legal or external restriction on the Management subset of the NEWCO control group`s "ability to exercise the normal rights and privileges associated with voting control." Please refer to the definition of
"unilateral control" in EITF 88-16.

e. Please confirm the structure of the Board of Directors for Nighthawk Radiology Holdings, Inc. ("Holdings"). Specifically state the number of directors on the Board, who can appoint a director, how long each director serves, and any conditions that exist for the removal of a director from the Board.

f. Please clarify if the voting interest in Holdings is based on fully-diluted ownership interest in Holdings or based on the Board of
Directors.

g. In your response to the above questions please refer us to the specific section(s) of the applicable agreements and provide us with a copy of the agreements.

2. Please clarify the following information as it relates to your recapitalization transaction:

a. Your response to prior comment 50 suggests that Managers contributed a 34 percent ownership interest in the LLC for approximately 21 million shares of Holdings` common stock. Yet after the redemption of membership units of one member on January 2, 2004 it appears that Managers contributed a 35.6 percent interest in the LLC.
Please clarify whether Managers contributed a 34 percent interest or a
35.6 percent interest in the LLC.

b. Please refer to your response to prior comment 18. Please confirm that the redeemable convertible preferred stock issued to Summit
Partners is convertible before it can be redeemed.

c. Your response to prior comment 50 suggests that Summit Partners purchased Radiology Associates of Northern Idaho`s ("RANI") ownership interest in LLC. Please confirm that Holdings purchased RANI`s interest in the LLC or advise us further. Tell us how NRS
Corporation`s ownership interest in the LLC disclosed on page F-9 relates to RANI`s ownership interest in the LLC.

d. Please explain to us why RANI`s economic interest was disproportionate to its voting interest, i.e. representation on the
LLC`s Board of Managers.

e. Your response to prior comment 50 states that "Based on management`s analysis, there have never been any voting agreements among any of the members of the limited liability company or shareholders of Holdings with respect to the day-to-day operations of the Company." Please confirm that there were no voting agreements among the members of the LLC or shareholders of Holdings regarding any non day-to-day or other infrequent operational matters.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Patrick J. Schultheis, Esq.
	Mark J. Handfelt, Esq.
	Mark A. Callon, Esq.
	Wilson Sonsini Goodrich & Rosati Professional Corporation
	701 Fifth Avenue, Suite 5100
	Seattle, Washington 98104
??

??

??

??

Paul E. Berger, M.D.
NightHawk Radiology Holdings, Inc.
January 3, 2006
Page 1